FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item

1	Material Fact dated October 16, 2017

Item 1

MATERIAL FACT

Banco Santander, S.A. discloses information in connection with the flexible compensation scheme “Santander Dividendo Elección” (scrip dividend scheme) to be applied to the second 2017 interim dividend. An informative document is enclosed for purposes of article 26.1.e) of Royal Decree 1310/2005, of 4 November (implementing Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading).

Boadilla del Monte (Madrid), October 16, 2017

INFORMATIVE DOCUMENT

CAPITAL INCREASE CHARGED TO RESERVES

BANCO SANTANDER, S.A.

October 16, 2017

THIS DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH ARTICLE 26.1.E) OF ROYAL DECREE 1310/2005.

1.	OBJECT

The ordinary general shareholders’ meeting of Banco Santander, S.A. (“Banco Santander”, “Santander” or the “Bank”) held on April 7, 2017 resolved, under item six of its agenda, to increase the share capital of Banco Santander, with full charge to reserves, in an amount to be determined in accordance with the terms and conditions set out in the resolution (the “Increase”), delegating the execution of the Increase to the board of directors, with authority to delegate in turn to the executive committee, pursuant to article 297.1.a) of the consolidated Spanish Capital Corporations Law, as passed by means of Royal Legislative Decree 1/2010, of 2 July (“Spanish Capital Corporations Law”).

The executive committee of the Bank, in the meeting held on October 16, 2017, has resolved to execute the Increase in accordance with the terms and conditions set out by the ordinary general shareholders’ meeting, and has fixed the overall market value of the Increase (Amount of the Alternative Option) in 640 million Euro, pursuant to that resolution of the general shareholders’ meeting.

In accordance with article 26.1.e) of Royal Decree 1310/2005, of 4 November (implementing Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading), the preparation and publication of a prospectus related to the admission to listing of the shares issued as a consequence of the execution of the Increase will not be necessary “provided that a document is made available containing information on the number and nature of the shares and the reasons for and details of the offer”. This informative document provides such information. This document is available at the Bank’s website (www.santander.com) and at the CNMV’s website (www.cnmv.es).

2.	PURPOSE OF THE INCREASE: “SANTANDER DIVIDENDO ELECCIÓN” SCHEME

The Increase serves as an instrument for the shareholder-compensation scheme named “Santander Dividendo Elección” which shall be applied to the second 2017 interim dividend in October / November 2017. This scheme allows shareholders to opt between receiving newly issued Santander shares or an amount in cash broadly equivalent to the second interim dividend of 2017. The “Santander Dividendo Elección” scheme is similar to other programs implemented in the past by other international banks and extended among some of the companies which form part of the IBEX-35. With it Santander’s shareholders will be able to adapt their compensation to their preferences and personal situation, also benefiting from a more favourable tax treatment in case they opt to receive new shares.

“Santander Dividendo Elección” scheme works as follows. Each shareholder will receive a bonus share right for every Santander share held. These rights will be listed on and may be traded on the Spanish Stock Exchanges during a 15 calendar day period. Following the end of this period, the rights will be automatically converted into new Santander shares. Each shareholder may opt for one of the following alternatives:

(i)	Receive new Santander shares. In this case, the shareholder will receive free of charge the number of shares corresponding to the number of rights held. The delivery of shares will not be subject to Spanish withholding tax.

(ii)	Receive a cash payment broadly equivalent to the traditional second interim dividend. To this end, Banco Santander has assumed an irrevocable commitment to acquire the bonus share rights for a fixed price. This option will be offered only to shareholders who have acquired their Santander shares no later than 23:59h on the date on which the announcement of the Increase is published in the Official Bulletin of the Commercial Registry (“BORME”) (envisaged for 17 October, 2017, as set out in the calendar shown in Section 3.4 below) and who appear as shareholders in the registries of the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, SAU (Iberclear) as at 23:59h on 19 October 2017, and only with regard to the bonus share rights granted free of charge. Consequently, the bonus share rights acquired on market may not be tendered in Banco Santander´s offer. This option will be subject to the same tax treatment as a dividend distribution and, therefore, the amount to be paid to the shareholders is currently generally subject to a 19 % Spanish withholding tax deduction.

(iii)	Receive a cash payment through selling rights on market. Given that the rights will be listed, the shareholders may sell them on market at any time during the trading period described in section 3.5 below at the prevailing market price rather than at the guaranteed price offered by Banco Santander. The proceeds for the on market sale are currently subject to a 19% Spanish withholding tax deduction for shareholders who are resident in Spain.

Additionally, shareholders will be able to combine the above mentioned alternatives in view of their specific needs.

Shareholders who do not make an election will receive new shares unless they have previously given (in previous programs) permanent instructions as described in section 3.5 below.

3.	DETAILS OF THE OFFER

3.1.	Number of rights needed and number of shares to be issued

Pursuant to the formulae set forth in section 2 of the general shareholders’ meeting resolution, the executive committee has set the following details of the Increase:

(i)	The number of bonus share rights needed to receive a new share is 142. The shareholders of Banco Santander who have acquired their Santander shares no later than at 23:59h on the day of publication of the announcement of the Increase in the Official Bulletin of the Commercial Registry (“BORME”) (envisaged for October 17, 2017) and who appear as shareholders in the registries of Iberclear as at 23.59h on 19 October 2017, will be allotted a bonus share right for each share of Santander held. Therefore, the aforementioned shareholders will have the right to receive a new share for each 142 old shares held on the mentioned date.

Such number of rights has been calculated as follows, considering that the number of outstanding shares of the Bank is 16,040,573,446, that the Amount of the Alternative Option is 640,000,000 Euros, as indicated above, and that the average market price of the Santander share in the term set out in the capital increase resolution (PreCot) is 5.664 Euros:

Num. rights = NTAcc / (Amount Alternative Option / PreCot) = 16,040,573,446 / (640,000,000 / 5.664) = 141.95907499710 = 142 rights (rounded up to the nearest whole number).

(ii)	The number of shares to be issued is 112,961,784. Nevertheless, the actual number of shares which shall be finally issued may be lower, as it will depend on the number of rights acquired by Banco Santander under its commitment to purchase bonus share rights. Banco Santander will waive the bonus share rights it acquires by virtue of such commitment. Therefore, only the shares corresponding to the bonus share rights not acquired by Banco Santander will be issued. This number results from the following formula:

NAN = NTAcc / Num. rights = 16,040,573,446 / 142 = 112,961,784 new shares (rounded down).

To ensure that the number of bonus share rights necessary to receive a bonus share, and the number of bonus shares to be issued, are whole numbers, Pereda Gestión, S.A., a subsidiary of Banco Santander, has waived 118 bonus share rights, corresponding to 118 Santander shares owned by her.

3.2.	Amount of the Increase and reserve against which it will be charged

In view of the number of shares to be issued set out above, the maximum amount of the Increase is 56,480,892 Euros. The amount by which the Bank’s capital will actually be increased is dependant upon the number of shares finally issued.

The amount of the Increase will be charged against the share premium reserves, which amounted to 44,912 million Euros as of December 31, 2016.

3.3.	Price of the commitment to purchase rights

The gross price at which Banco Santander commits to purchase rights is 0.04 Euros per right, calculated pursuant to the formula set forth in the Increase resolution as follows:

Price of the commitment to purchase the bonus share rights = PreCot / (Num. of rights + 1) = 5.664 / (142 + 1) = 0.0396083916 = 0.04 (rounded up or down to the nearest Euro thousandth and, in case of a half Euro thousandth, rounded up to the nearest Euro thousandth).

As a result, those shareholders willing to receive their compensation in cash, will be able to sell their bonus share rights to Banco Santander at a fixed gross price of 0.04 Euros.

3.4.	Calendar

The envisaged calendar for the execution of the Increase is the following:

(i)	October 17, 2017. Publication of the announcement of the Increase in the Official Bulletin of the Commercial Registry (“BORME”). Reference date for the allotment of rights (23:59h CET) (last trading date).

(ii)	October 18, 2017. Beginning of the trading period of the rights. Santander share quotes “ex-coupon” (ex date).

(iii)	October 27, 2017. Last date to request compensation in cash (sale of rights to Santander Group).

(iv)	November 1, 2017. End of the trading period of the rights. Acquisition of bonus share rights by Banco Santander from those shareholders who have requested cash broadly equivalent to the traditional second interim dividend.

(v)	November 3, 2017. Cash payments to those shareholders who have so requested.

(vi)	November 6, 2017. Banco Santander waives the rights acquired from those shareholders who have requested their compensation in cash (sale of rights to Santander Group). Closing of the Increase.

(vii)	November 6 – November 14, 2017. Actions for the registration of the Increase and admission to listing of the new shares on the Spanish Stock Exchanges.

(viii)	November 15, 2017. Beginning of ordinary trading of new shares on the Spanish Stock Exchanges[1].

3.5.	Allotment of rights and procedure to opt for cash or new shares

The bonus share rights will be allotted to the shareholders of Banco Santander who have acquired their Santander shares no later than at 23:59h on the day of publication of the announcement of the Increase in the Official Bulletin of the Commercial Registry (“BORME”) (envisaged for October 17, 2017) and who appear as shareholders in the registries of Iberclear as at 23:59h on 19 October 2017. The trading period of the rights will begin on the next business day and will have a term of fifteen calendar days (from October 18 to November 1, 2017).

During the trading period of the rights, the shareholders may opt for cash or new shares as explained above, as well as for acquiring on market bonus share rights to subscribe for new shares. However, those shareholders who wish to accept the commitment to purchase rights offered by Banco Santander and receive cash at the guaranteed price shall need to communicate their decision no later than October 27, 2017. The commitment to purchase rights is addressed only at the rights allotted free of charge to shareholders, and not to those acquired on market. To choose among the alternatives offered by the “Santander Dividendo Elección” scheme, shareholders will have to contact the entities where their Santander shares and corresponding bonus share rights are deposited. Specifically:

(i)	Shareholders whose shares are deposited at Grupo Santander. These shareholders may opt to receive, in the current program, their compensation in cash at the guaranteed fixed price offered by Banco Santander from time to time. To this end, they will have to contact their usual branch and give the relevant order. Shareholders who opted in any previous “Santander Dividendo Elección” scheme to receive cash in subsequent programs at the guaranteed price will receive their compensation in cash and no communication shall be required. In the absence of an express communication, shareholders who have not opted in previous programs to receive cash permanently will receive new shares. Grupo Santander shall not charge any fees or costs to those shareholders who opt to receive cash at the guaranteed fixed price or to receive new shares. In case of sale of the rights on market, Grupo Santander shall charge the usual fees or costs pursuant to the applicable regulations.

(ii)	Shareholders whose shares are deposited with other entities. These shareholders will have to contact the entity where their shares are deposited to make their decision. Specifically, if they want to receive cash at the fixed purchase price of Banco Santander’s commitment, they shall make their option no later than October 27, 2017. In the absence of an express communication, shareholders will receive new Santander shares[2]. The depositary entities may charge to shareholders fees or costs related to the allotment of shares or to the sale of rights pursuant to the applicable regulations.

[1]	Estimated date. Subject to the granting of the relevant authorizations. The admission to trading of the new shares on the foreign Stock Exchanges on which the shares of the Bank are traded shall also be requested.
[2]	Special arrangements may exist for those shareholders who hold their shares through the UK nominees and in the form of ADRs – please note section 6.

In any event, shareholders are urged to take into account the tax treatment of each of the options available to them, which are briefly summarized in section 5 below (and, in particular, the fact that withholding taxes may be applicable). The Increase is carried out free of fees and costs for shareholders in connection with the allotment of the new shares, with Banco Santander assuming the costs for the issue, subscription, placing on market, listing and other related costs.

4.	NATURE OF THE SHARES TO BE ISSUED

4.1.	Face value, issue price and representation of shares

The new shares to be issued in the Increase will be ordinary shares with a face value of fifty Euro cents (0.5) each, of the same class and series as those currently outstanding. The new shares will be issued at an issue price of fifty Euro cents (0.5), that is, without issuance premium, and will be represented in book-entry form, the records of which will be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its participant entities.

4.2.	Reserves to which the shares will be charged and balance sheet used for the Increase

The Increase is free of charge and, therefore, does not require any payment from the shareholders. As stated above, the Increase will be charged against the share premium reserves, which amounted to 44,912 million Euros as of December 31, 2016.

The balance sheet used for purposes of the Increase is that corresponding to December 31, 2016, duly audited by PricewaterhouseCoopers Auditores, S.L. on February 24, 2017 and approved by the ordinary general shareholders’ meeting on April 7, 2017 under item one A of its agenda.

4.3.	Shares in deposit

Following the end of the trading period of the bonus share rights, the new shares that have not been capable of being allotted due to causes not attributable to Banco Santander will be kept in deposit and available to those who evidence lawful ownership of the relevant bonus share rights. Three years after the end of the bonus share rights trading period, the shares still pending to be allotted may be sold at the risk and expense of the interested parties in accordance with article 117 of the Spanish Capital Corporations Law. The net proceeds of the sale will be deposited in the Bank of Spain or in the General Deposit Bank (Caja General de Depósitos) at the disposal of the interested parties.

4.4.	Rights of the new shares

The new shares will confer the same voting and economic rights upon their holders as the currently outstanding ordinary shares of Banco Santander from the date on which the capital increase is declared to be subscribed and paid up, which is envisaged to happen on November 6, 2017.

4.5.	Admission to listing

The Bank will apply for the listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish Automated Quotation System (Mercado Continuo), and shall take the steps and actions that may be necessary with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are traded (currently Lisbon, London, Milan, Warsaw, Buenos Aires, Mexico, New York –through ADSs –American Depositary Shares– and São Paulo, through BDRs –Brazilian Depositary Receipts–) in order for the new shares issued under the Increase to be admitted to trading. Subject to the granting of the relevant authorizations, it is expected that the ordinary trading of the new shares in the Spanish Stock Exchanges will begin on November 15, 2017.

5.	TAX REGIME

Below there is a brief description of the tax regime currently applicable in Spain to the options available for shareholders. This description does not constitute tax advice and does not include all tax considerations that may be relevant for each shareholder in view of his particular circumstances. Therefore, shareholders are advised to consult with their tax advisors the tax regime applicable to them.

The delivery of the shares issued in the Increase will be considered for tax purposes as a delivery of fully paid-up free-of-charge shares, and therefore, shall not be considered income for purposes of Personal Income Tax (Impuesto sobre la Renta de las Personas Físicas) (“IRPF”), Corporate Income Tax (Impuesto sobre Sociedades) (“IS”), or Non-Resident Income Tax (Impuesto sobre la Renta de no Residentes) (“IRNR”), whether or not the shareholders act through a permanent establishment in Spain.

The acquisition value, both of the new shares received in the Increase and of the shares from which they arise, will be the result of dividing the total cost by the applicable number of shares, both old and new. The acquisition date of the new shares will be that of the shares from which they arise.

If the shareholders sell their bonus share rights on the market, the amount so obtained will be taxed as follows in 2017:

(i)	For purposes of the IRPF and the IRNR without permanent establishment, the amount obtained in the sale on the market of the bonus share rights granted in the Increase follows the same rules as those applying to pre-emptive rights. Consequently, the amount obtained in the transfer of the bonus share rights on the market will be treated as a capital gain for the seller in tax period in which the transfer takes place. This is without prejudice to the potential application to those shareholders who are subject to the IRNR without a permanent establishment in Spain of the relevant international treaties, including those for the avoidance of double taxation and for preventing tax evasion to which Spain is a party and to which those shareholders may be entitled, as well as to the exemptions and other rules envisaged in the regulations of the IRNR.

In addition, for those transferors who are subject to IRPF and who are shareholders of Banco Santander, the amount obtained for the transfer of the bonus share rights will be subject to a withholding tax deduction (currently, 19%).

(ii)	Taxation under the IS and the IRNR with permanent establishment in Spain, to the extent that a full business cycle has been completed, will be determined in accordance with the relevant accounting rules, with the pertinent adjustments, if applicable, as set forth under Law 27/2014, of 27 November, on IS.

In the event that the holders of the bonus share rights accept the Bank’s commitment to purchase the bonus share rights for a fixed price, the tax regime applicable to the amount obtained in the transfer to the Bank of the bonus share rights held in their capacity as shareholders will be that applicable to cash dividends and, therefore, shall be subject to applicable withholding and taxation.

It must be taken into account that the tax analysis above does not envisage all possible tax consequences of the various options available in connection with the “Santander Dividendo Elección” scheme. In particular, no reference is made to the tax consequences in their countries of residence for those shareholders who are not tax resident in Spain. Hence, shareholders are encouraged to consult their tax advisors with regard to the consequences of this remuneration scheme considering their particular situation, as well as to pay attention to potential changes of tax regulations and administrative constructions thereof that may take place.

Finally, holders of American Depository Receipts (ADRs), Brazilial Depository Receipts (BDRs) and Crest Depository Interests (CDIs) representing shares of Santander are encouraged to consult their tax advisors on the tax implications in Spain and abroad resulting from the specificities of these securities and from the various options available to them.

6.	FOREIGN JURISDICTIONS WHERE BANCO SANTANDER IS LISTED

The options, terms and procedures indicated in this informative document may not be the same as those applicable to the shareholders owning Santander shares on the different foreign stock exchanges where the Bank is listed. These shareholders are urged to consult the public announcements made and other documents published in their jurisdictions.

*        *        *

Banco Santander, S.A.

Jaime Pérez Renovales
Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 17, 2017	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer